

Mail Stop 3561

August 29, 2017

Alberto Fornaro
Chief Financial Officer
International Game Technology PLC
66 Seymour Street, 2nd Floor
London W1H 5BT, United Kingdom

> **Re: International Game Technology PLC**
> **Form 20-F for Fiscal Year Ended December 31, 2016**
> **Filed April 20, 2017**
> **File No. 001-36906**

Dear Mr. Fornaro:

We have reviewed your August 16, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 26, 2017 letter.

Form 20-F for Fiscal Year Ended December 31, 2016

Consolidated Statements of Cash Flows, page F-7

1.   We note your response to our prior comment 3. You state that a long-term, productive asset was acquired by the "upfront payment to customers." However, it appears the payment represents a deferred cost to acquire a contract or a customer incentive, rather than an asset held for or used in the production of goods or services. You also state the payment represents an investing activity in the statement of cash flows because it is classified as a noncurrent asset on the balance sheet. However, balance sheet classification is not a basis for classification for statement of cash flows purposes under ASC 230. Further, because the "upfront payment to customers" is amortized as a reduction of revenue, treating this payment as an investing outflow is not consistent with the definition of operating activities in ASC 230-10-20, which states cash flows from

operating activities are generally the cash effects of transactions and other events that enter into the determination of net income. In addition, ASC 230-10-45-16 and 17 include cash flows with customers (both sales and refunds) as operating activities. Therefore, it appears the payments you made to customers, which enter into the determination of reported revenue, should have been classified as operating activities in your statements of cash flows regardless of whether the deferral period was short- or long-term. To account for such payments as investing activities results in reporting an amount of cumulative operating cash flows that differs from the amount of cumulative net revenue received. Please revise as appropriate.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure